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                                             File No.: 70-7950

                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                SECURITIES AND EXCHANGE COMMISSION

                                BY

           NEW ENGLAND ELECTRIC RESOURCES, INC. (NEERI)

     In accordance with the order of the Securities and Exchange
Commission dated September 4, 1992, the following is a report for the fourth quarter of 1995:

     1. NEERI is a Massachusetts corporation which was formed in January 1992. NEERI was not capitalized until October 13, 1992 when one thousand shares of NEERI common stock were issued to New England Electric System (NEES).

          To assist Nantucket Electric Company (NEC) in meeting its short-term needs for reliable energy, NEERI provided materials, delivery, installation, interconnection and start-up testing services for a fully automated two unit diesel driven electric generating plant at the existing NEC Airport Generating Station. The work took place at NEC and New England Electric facilities pursuant to a letter agreement and has been completed. The total compensation under the agreement was recognized during the third quarter of 1994. The agreement provides for billing over a three year period at $25,070 per month effective the month immediately following the notice to proceed by NEC. As of December 31, 1995, $426,190 had not yet been billed in accordance with the agreement ($300,840 included in Accounts Receivable and $125,350 included in Deferred Charges and Other Assets).

          NEERI undertook consulting activities for the Hungarian Electricity Board pursuant to Agreements with the Hungarian Electricity Board and the United States Energy Association. The consulting activities took place at New England Electric facilities and in
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          Hungary.  $5,014.67 was recognized during the fourth
          quarter.

          NEERI entered into a consulting services agreement with REBIS, Inc. to provide consulting services in Walnut Creek, California and at New England Electric facilities. The agreement, which expired at the end of 1995, provided for monthly billing. No compensation was recognized during the fourth quarter.

          NEERI entered into a consulting services agreement with an entity in the eastern part of the U.S. to gather information on a multi-terminal transmission interconnection in the northeastern part of the U.S. The consulting took place at New England Electric facilities. The agreement, which expired at the end of 1995, provided for monthly billing. No compensation was recognized during the fourth quarter.

          NEERI entered into a consulting arrangement pursuant to a letter agreement with a company in western Europe to assist on a feasibility study for a transmission interconnection for a non-affiliated electric utility in western Europe. The consulting took place in western Europe and at New England Electric facilities. The arrangement provides for payment upon completion of the work. The work was completed at the end of the fourth quarter of 1995. No compensation was recognized during the fourth quarter.

          NEERI entered into a consulting services agreement with Technology Assessment Group, Inc. (TAG) to provide consulting services in connection with testing and analysis of hydraulic turbine/generators at locations requested by TAG. The agreement, which remains in effect through December 31, 1996, provides for monthly billing. No compensation was recognized during the fourth quarter.

          NEERI entered into a consulting services agreement with a company located in Massachusetts (the company) to develop a plan to assist the company with NOx compliance. The consulting took place in Massachusetts and at New England Electric facilities. The agreement provides for monthly billing and expired on January 3, 1996. $6,147.65 was recognized during the fourth quarter.

          NEERI entered into two consulting services agreements with a Delaware company (the company) to provide electrical construction, marketing, and other services at locations requested by the company. Both contracts provide for monthly billing. One contract expired on
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          December 31, 1995 and the other expires on November 9,
          1996. $2,985.19 was recognized during the fourth quarter.

          NEERI entered into a consulting services agreement with a non-affiliated transmission company in the Pacific Rim to provide on-site installation services and training for upgraded data acquisition systems. The consulting will take place in the Pacific Rim and at New England Electric facilities. The agreement provides for monthly billing and is in effect until the end of February, 1996. No compensation was recognized during the fourth quarter.

     2. As of December 31, 1995, NEES had purchased 1,000 shares of NEERI common stock and made subordinated loans totaling $3,398,999 to NEERI.

     3. As of December 31, 1995, NEERI employed no permanent personnel.

     4. As of December 31, 1995, NEERI had not purchased or received from associate companies of NEES any intellectual property.

     5. Attached in Exhibits A through C are a balance sheet, twelve months ending income statement, and statement of cash flow for NEERI.

          On May 23, 1995, NEERI invested $999,999 in Separation
          Technologies, Inc. (STI). This investment is in the form of 153,846 shares of 6% cumulative convertible preferred stock.

          NEERI has expended $55,262 during the fourth quarter in research and development activities relating to an environmental technology.

          NEERI has expended approximately $556,991 during the fourth quarter in connection with preliminary research and development activities relating to potential investments in exempt wholesale generators and foreign utility companies. $296,336 was spent for potential generation investments and $260,655 for potential transmission investments.

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                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-7950) to be signed on its behalf by the undersigned officer thereunto duly authorized.


                           NEW ENGLAND ELECTRIC RESOURCES, INC.


                               s/John G. Cochrane
                           By: _________________________________
                               John G. Cochrane
                               Treasurer


Date:  February 14, 1996